UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AYTU BIOSCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

054754205

(CUSIP Number of Common Stock Underlying Warrants)

054754130

(CUSIP Number of May 2016 Warrants)

054754148

(CUSIP Number of October 2016 Warrants)

Joshua R. Disbrow
Chief Executive Officer
Aytu BioScience, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112
Telephone: (720) 437-6580

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Michael Lerner, Esq.
Steven Skolnick, Esq.
Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, New York 10020
Telephone: (212) 262-6700

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$8,063,710	$934.59

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 7,753,567 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 1,733,322 shares of the Company’s common stock issued to investors participating in the Company’s financing in May 2016, with an exercise price of $6.00 per and (ii) outstanding warrants to purchase 6,020,245 shares of the Company’s common stock issued to investors participating in the Company’s financing in October 2016, with an exercise price of $1.86 per share. The transaction value is calculated pursuant to Rule 0-11 using $1.04 per share of common stock, which represents the average of the high and low sales price of the common stock on January 26, 2017, as reported by the OTCQX Market operated by the OTC Markets Group, Inc.
(2)	Calculated by multiplying the transaction value by 0.0001159.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. SUMMARY TERM SHEET	1
Item 2. SUBJECT COMPANY INFORMATION	1
Item 3. IDENTITY AND BACKGROUND OF FILING PERSON	1
Item 4. TERMS OF THE TRANSACTION	2
Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.	2
Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.	2
Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.	2
Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.	3
Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.	3
Item 10. FINANCIAL STATEMENTS.	4
Item 11. ADDITIONAL INFORMATION.	4
Item 12. EXHIBITS.	4
Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.	5
SIGNATURE	6
EX-99(a)(1)(A)
EX-99(a)(1)(B)
EX-99(a)(1)(C)
EX-99(a)(1)(D)
EX-99(a)(1)(E)
EX-99(a)(1)(F)
EX-99(A)(4)(A)
EX-99(A)(5)(A)
EX-99(A)(5)(B)
EX-99(A)(5)(C)
EX-99(d)(1)
EX-99(d)(2)
EX-99(d)(3)
EX-99(d)(4)
EX-99(d)(5)

i

Item 1. SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION

(a)	The name of the subject company (issuer) and filing person (offeror) is Aytu BioScience, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112, telephone (720) 437-6580.
(b)	As of January 27, 2017, the Company had: (i) outstanding warrants to purchase 1,733,322 shares of the Company’s common stock issued to investors participating in the Company’s financing in May 2016, with an exercise price of $6.00 per share (the “May 2016 Warrants”), and (ii) outstanding warrants to purchase 6,020,245 shares of the Company’s common stock issued to investors participating in the Company’s financing in October 2016, with an exercise price of $1.86 per share (the “October 2016 Warrants” and together with the May 2016 Warrants, the “Original Warrants”). Pursuant to the Offer to Amend and Exercise, the Original Warrants will be amended to reduce the exercise price of the Original Warrants from $6.00 per share or $1.86 per share, as the case may be, to $0.75 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. There is no minimum participation requirement with respect to the Offer to Amend and Exercise.

As of January 27, 2017, the Company had: (i) 10,845,566 shares of common stock outstanding; (ii) 8,711,354 outstanding warrants to purchase shares of common stock (including, the Original Warrants); and (iii) outstanding options to purchase 746,655 shares of common stock issued pursuant to the Company’s 2015 Stock Option and Incentive Plan (the “Plan”). In addition, the Company has reserved an additional 1,253,345 shares of common stock for issuance pursuant to the Plan.

(c)	Information about the trading market and price of the May 2016 Warrants, the October 2016 Warrants and the Company’s common stock under Section 12: “Trading Market and Price Range of Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o Aytu BioScience, Inc., 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112, telephone (720) 437-6580.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position(s)
Joshua R. Disbrow	Chairman & Chief Executive Officer
Jarrett T. Disbrow	Chief Operating Officer
Gregory A. Gould	Chief Financial Officer, Secretary, and Treasurer
Jonathan H. McGrael	Vice President of Commercial Operations
Michael Macaluso	Director
Carl C. Dockery	Director
John A. Donofrio, Jr.	Director
Gary V. Cantrell	Director

Item 4. TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.
(b)	See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	See Item 9 below for a description of the Company’s retention of Joseph Gunnar & Co., LLC and Fordham Financial Management, Inc. to serve as the Warrant Solicitation Agents for the Offer to Amend and Exercise.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information about the purposes of the transaction under Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds” of the Offer to Amend and Exercise is incorporated herein by reference.
(b)	The Company intends to cancel the Original Warrants upon the exercise of the Original Warrants by the holders thereof. Pursuant to the Offer to Amend and Exercise, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.
(c)	No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Offer to Amend and Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

Any holder of Original Warrants who elects to exercise his, her or its Original Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of January 27, 2017, the Company had 10,845,566 shares of common stock outstanding. The Original Warrants are exercisable for an aggregate of 7,753,567 shares of common stock. Assuming all Original Warrants are exercised for cash, the Company’s outstanding shares of common stock would increase to 18,599,133 shares, with the shares issued upon exercise of the Original Warrants representing approximately 41.7% of the then outstanding shares of common stock.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.
(b)	Not applicable.
(d)	Not applicable.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	As of January 27, 2017, there were outstanding Original Warrants to purchase an aggregate of 7,753,567 shares of common stock. The Company’s executive officers, directors and control persons, as described below, hold the following Original Warrants and will be entitled to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants:

Name	Position with the Company	Number of Original Warrants Held	Percentage of Original Warrants Held
Joshua R. Disbrow	Chairman & Chief Executive Officer	187,500	2.4%
Jarrett T. Disbrow	Chief Operating Officer	187,500	2.4%
Gregory A. Gould	Chief Financial Officer	66,666	*
Gary V. Cantrell	Director	37,083	*
Carl C. Dockery(1)	Director	416,667	5.4%

(1)	These warrants are held by Alpha Advisors, LLC, of which Mr. Dockery is the President.
*	Less than 1%

Except as set forth above, none of the Company’s other executive officers or directors hold Original Warrants.

(b)	Except with respect to the Engagement Agreement described in Item 9 below, none of our directors or executive officers participated in any transaction involving the Original Warrants during the past 60 days.

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Joseph Gunnar & Co., LLC and Fordham Financial Management, Inc. (the “Warrant Solicitation Agents”) to act as its Warrant Agents for the Offer to Amend and Exercise pursuant to an Engagement Agreement, dated January 20, 2017 attached as Exhibit (d)(5) to this Schedule TO. The Warrant Solicitation Agents, in accordance with the terms of the Engagement Agreement, shall use reasonable commercial efforts to contact holders of the Original Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer to Amend and Exercise and to amend and exercise their Original Warrants. The Warrant Solicitation Agents will receive a fee equal to 6% of the cash exercise prices paid by holders of the Original Warrants who participate in the Offer to Amend and Exercise and amend and exercise their Original Warrants. In addition, the Company has agreed to reimburse the Warrant Solicitation Agents for their reasonable out-of-pocket expenses, including reasonable attorney’s fees, up to $25,000. The Company has agreed to indemnify the Warrant Solicitation Agents against certain liabilities in connection with the Offer to Amend and Exercise, including certain liabilities under the federal securities laws. As of January 27, 2017, the Warrant Solicitation Agents and affiliates of the Warrant Solicitation Agents own an aggregate of approximately 0.2% of our outstanding common stock and on a beneficial ownership basis, inclusive of their warrants and options, approximately 4.7% of our common stock. The Warrant Solicitation Agents and affiliates of the Warrant Solicitation Agents own an aggregate of 510,825 warrants to purchase shares of the Company’s common stock (the “Agent Warrants”). The Company has agreed with the Warrant Solicitation Agents to reduce the exercise price of the Agent Warrants, which are currently exercisable at exercise prices of $6.00 to $1.86, to $0.75 for the remaining exercise period under the Agent Warrants. The Agent Warrants are not included in the Offer to Amend and Exercise.

The Company may also use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Offer to Amend and Exercise without additional compensation.

Item 10. FINANCIAL STATEMENTS.

(a)	The financial information required by Item 1010(a) is included under Section 16 “Historical and Pro-Forma Financial Information Regarding the Company” of the Offer to Amend and Exercise, as amended and supplemented, is incorporated by reference.
(b)	The pro forma financial information required by Item 1010(b) is included under Section 16 “Historical and Pro-Forma Financial Information Regarding the Company” of the Offer to Amend and Exercise, as amended and supplemented, is incorporated by reference.

Item 11. ADDITIONAL INFORMATION.

(a)

(1)

Except as set forth in Items 5, 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

(2)	Except with respect to the Post-Effective No. 1 to Registration Statements on Form S-1 (File Nos. 333-210144 and 333-213738), filed on or about the date of this Schedule TO, which registers the issuance of the shares of common stock underlying the Original Warrants and is listed as an exhibit under Item 12 and described in the Offer to Amend and Exercise, there are no applicable regulatory requirements or approvals needed for the Offer to Amend and Exercise.
(3)	There are no applicable anti-trust laws.
(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.
(5)	None.
(b)	Not applicable.
(c)	None.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Letter to Holders of Original Warrants
(1)(B)	Offer to Amend and Exercise
(1)(C)	Form of Election to Participate and Exercise Original Warrants
(1)(D)	Form of Notice of Withdrawal
(1)(E)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
(1)(F)	Form of letter used by brokers, dealers, commercial banks, trust companies and other nominees.
(4)(A)	Post-Effective No. 1 to Registration Statements on Form S-1 (File Nos. 333-210144 and 333-213738), filed on or about the date of this Schedule TO, which registers the issuance of the shares of common stock underlying the Original Warrants (as filed with the SEC on January 27, 2017 and incorporated herein by reference).
(5)(A)	Annual Report on Form 10-K containing audited financial statements for the fiscal years ended June 30, 2016 and 2015 (as filed with the SEC on September 1, 2016 and incorporated herein by reference)
(5)(B)	Report on Form 10-Q for the quarter ended September 30, 2016 (as filed with the SEC on November 11, 2016 and incorporated herein by reference)
(b)	Not applicable.

(d)	(1) Warrant Agent Agreement, dated May 6, 2016 by and between Aytu BioScience, Inc. and VStock Transfer, LLC incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on May 6, 2016.
(2)	Warrant Agent Agreement, dated November 2, 2016 by and between Aytu BioScience, Inc. and VStock Transfer, LLC incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on November 2, 2016.
(3)	Amendment No. 1, dated January 26, 2017, to Warrant Agent Agreement, dated May 6, 2016 by and between Aytu BioScience, Inc. and VStock Transfer, LLC.
(4)	Amendment No. 1, dated January 26, 2017, Warrant Agent Agreement, dated November 2, 2016 by and between Aytu BioScience, Inc. and VStock Transfer, LLC.
(5)	Advisory Agreement, dated January 20, 2017, by and among the Company, Joseph Gunnar & Co., LLC and Fordham Financial Management, Inc.
(g)	None.
(h)	None.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AYTU BIOSCIENCE, INC.

By:	/s/ Joshua R. Disbrow Name: Joshua R. Disbrow Title: Chief Executive Officer (Principal Executive Officer)